UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 under

the Securities Exchange Act of 1934

For the month of July, 2017

Commission File Number: 1-14678

CANADIAN IMPERIAL BANK OF COMMERCE

(Translation of registrant’s name into English)

Commerce Court

Toronto, Ontario

Canada M5L 1A2

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F  ☐            Form 40-F  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):  ☐

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g 3-2(b) under the Securities Exchange Act of 1934:

Yes  ☐            No  ☒

If yes is marked, indicate below the file number assigned to the registrant in connection with Rule 12g 3-2(b):

The information contained in this report is incorporated by reference into Registration Statements on Form S-8 (File Nos. 333-130283 and 333-09874), Form F-10 (File No. 333-216541) and Form F-3 (File Nos. 333-202584 and 333-216286).

SUPPLEMENTAL DISCLOSURE

In connection with issuances of securities pursuant to the registration statements identified on the cover page of this Form 6-K, the registrant hereby gives the following update on the status of certain Canadian banking regulation:

Bail-In Conversion

The Canada Deposit Insurance Corporation (“CDIC”) has the power to convert, or cause Canadian Imperial Bank of Commerce (“CIBC”) to convert, in whole or in part, by means of a transaction or series of transactions and in one or more steps, the prescribed liabilities of CIBC into the common shares of CIBC or any of its affiliates (“Bail-in Conversion”), if the Governor in Council (Canada) makes an order under paragraph 39.13(1)(d) of the Canada Deposit Insurance Corporation Act in respect of CIBC. On June 16, 2017, the Government of Canada pre-published a draft version of the Bank Recapitalization (Bail-in) Conversion Regulations (the “Bail-in Regulations”) prescribing the categories of liabilities that may be subject to a Bail-in Conversion. The proposed Bail-in Regulations provide that a structured note (a debt obligation where the stated term to maturity or a payment to be made by its issuer is determined by reference to an index or reference point) is not subject to a Bail-in Conversion, subject to certain exceptions. The proposed Bail-in Regulations have not been adopted as of the date of this Form 6-K. If the Bail-in Regulations are adopted as proposed, structured notes issued by CIBC pursuant to its Registration Statement on Form F-3 (File No. 333-216286) will not be subject to a Bail-in Conversion, however there is no guarantee that the Bail-in Regulations will be adopted as proposed.

Any previous disclosure in the aforementioned registration statements, or in any prospectus supplements to the prospectuses contained in such registration statements, that relates to proposed Canadian bail-in conversion regulation is hereby deemed to be modified and superseded.

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SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereto duly authorized.

CANADIAN IMPERIAL BANK OF COMMERCE

	By:	/s/ Wojtek Niebrzydowski
	Name:	Wojtek Niebrzydowski
	Title:	Vice-President, Global Term Funding, Treasury

Date: July 3, 2017

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